SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                              October 3, 2002

                  Cambridge Antibody Technology Group PLC
              (Translation of Registrant's Name Into English)

        The Science Park, Melbourn, Cambridgeshire, SG8 6JJ, England
                  (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 20-F

         Form 20-F ____X____                Form 40-F ________

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

               Yes _________              No ____X_____

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-_____________

                               EXHIBIT INDEX

         This filing contains the following exhibits.


    EXHIBIT         DESCRIPTION

    99.1 Notification to London Stock Exchange regarding Six Monthly Return of Company Share Option Plan


    99.2 Notification to London Stock Exchange regarding Six Monthly Return of Share Incentive Plan

                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 October 2002             Cambridge Antibody Technology Group PLC

                                 By:  /s/ Diane Mellett
                                     -----------------------------------
                                 Name:    Diane Mellett
                                 Title:   General Counsel